NO ACT

PE
2-9-14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

[redacted]

14005661

DIVISION OF
CORPORATION FINANCE

March 26, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 3-26-14

Alan T. Rosselot
Delta Air Lines, Inc.
alan.t.rosselot@delta.com

Re: Delta Air Lines, Inc.
Incoming letter dated February 9, 2014

Dear Mr. Rosselot:

This is in response to your letter dated February 9, 2014 concerning the shareholder proposal submitted to Delta by the International Brotherhood of Teamsters General Fund. We also have received a letter from the proponent dated February 25, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Louis Malizia
International Brotherhood of Teamsters
lmalizia@teamster.org

March 26, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Delta Air Lines, Inc.
Incoming letter dated February 9, 2014

The proposal urges the compensation committee to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until reaching normal retirement age or terminating employment with the company.

We are unable to concur in your view that Delta may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Delta's policies, practices and procedures do not compare favorably with the guidelines of the proposal and that Delta has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that Delta may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Sandra B. Hunter
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

KEN HALL
General Secretary-Treasurer

202.624.6800
www.teamster.org

February 25, 2014

VIA E-MAIL: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Response on Shareholder Proposal Submitted to Delta Air Lines, Inc., by the Teamsters General Fund

Ladies and Gentlemen:

By letter dated February 9, 2014, Delta Air Lines, Inc. ("Delta" or the "Company"), asked that the Office of the Chief Counsel of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if Delta omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the Teamsters General Fund.

In accordance with Securities and Exchange Commission ("SEC") Staff Legal Bulletin No. 14D (Nov. 7, 2008), this response is being e-mailed to **shareholderproposals@sec.gov**. A copy of this response is also being sent to Delta.

The Proposal requests that Delta adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until reaching normal retirement age or terminating employment with the Company. The Proposal goes on to recommend a share retention percentage requirement of at least 75 percent of net after-tax shares.

Delta claims that it may exclude the Proposal in reliance on Rule 14-8(i)(10) because it is substantially implemented. The Proponent disputes Delta's argument for reasons explained below:

The Request of the Proposal Has Not Been Met by the Company

Delta argues in its letter that it has substantially implemented the proposal citing the Commission's purpose for the rule to "avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." The Proponent agrees with the Company's claim in one aspect that the essential objective of the Proposal is to align the interests of executives with the interests of shareholders and the Company by requiring senior executives to hold a **significant** percentage of shares obtained through equity plans until they reach retirement age or are no longer employed with the Company. (Emphasis supplied) The Proponent, however, rejects the Company's assertion that its current guidelines qualify as **significant**. (Emphasis supplied)

To underscore the point, the Proponent clearly outlined the Company's previous guidelines in the Proposal to show how far short they fall. The second paragraph of the supporting statement reads: "For example, our Company's share ownership guidelines require the Chief Executive Officer (the "CEO") to hold 200,000 shares. In comparison, the 2013 proxy statement shows the CEO owns 3,706,238 shares. In 2012, the Company granted the CEO 315,320 restricted shares and 318,480 performance stock options. In other words, the equivalent of one year's equity awards far exceeds the Company's share ownership guidelines for the CEO."

The Proponent applauds Delta's decision to increase the guidelines to 400,000 shares for the CEO but the point made in the language quoted above remains the same. A requirement that the CEO hold 400,000 shares is meaningless when he already has surpassed that goal nine times over. Making the guidelines even less of an incentive is the reality that the CEO can meet the updated guidelines of 400,000 shares with one year's equity awards.

In short, the share ownership requirement is an effective tool for aligning the interests of shareholders and executives **only if executives are required to retain a significant** percentage of shares. Goldman Sachs and Citigroup are among those firms that require executives retain 75 percent of the equity awarded to them as long as they remain executive officers. Similarly, Bank of New York Mellon requires executive officers hold 50 percent of equity awarded after 2008.

The Company's guidelines amount to 10 percent of the shares the CEO owns according to last year's proxy statement, whereas, the recommendation offered by the Proponent is that he retains 75 percent of awarded shares.

The gap between 10 and 75 percent is too wide to "compare favorably." To offer a metaphor, a 10 percent chance of rain sounds like a sunny day. Meanwhile, a 75 percent chance of rain means you carry an umbrella and cancel the barbeque.

Delta fails to inform the Staff that in the *ExxonMobil Corp.* (Mar. 21, 2012) cited in the Company's letter, the Proposal requested executives hold 25 percent of shares until retirement at a time when ExxonMobil's policy resulted in executives holding **more than** 25 percent of shares **beyond** retirement. In that case, the policies of ExxonMobil and the proponent did indeed compare favorably.

The Staff has denied no-action relief in other instances where a proposal seeking a policy on equity retention until retirement was challenged on the same grounds by Companies that had guidelines on share ownership in the form of a multiple of salary, including: *General Electric Company* (Jan. 24, 2013), *Nabors Industries Ltd.* (March 22, 2013), and *Pfizer Inc.* (January 9, 2013).

The Proposal's request goes beyond the Company's requirement that executives retain the share amounts in the guidelines while employed as executives because it asks that they retain a **significant** percentage of shares obtained through equity plans **until they reach retirement age** or are no longer employed with the Company. Finally, the Proponent does not suggest Delta has no policy on hedging, only that a prohibition against hedging should cover any new policy on equity retention that the Company considers adopting.

****

For the foregoing reasons, the Proponent believes that the relief sought in Delta's no-action letter should not be granted. If you have any questions or need additional information, please feel free to contact Louis Malizia, Assistant Director of the Capital Strategies Department, at 202-624-6930.

Sincerely,

Ken Hall

Ken Hall
General Secretary-Treasurer

KH/cz

cc: Alan T. Rosselot, Esq., Assistant General Counsel, Delta Air Lines, Inc.

DELTA

Alan T. Rosselot
Assistant General Counsel

Delta Air Lines, Inc.
Law Department
P.O. Box 20574
Atlanta, GA 30320-2574
T. 404 715 4704
F. 404 715 2233

February 9, 2014

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

RE: DELTA AIR LINES, INC. – STOCKHOLDER PROPOSAL OF TEAMSTERS GENERAL FUND

Ladies and Gentlemen:

Delta Air Lines, Inc. ("Delta" or the "Company") has received from the International Brotherhood of Teamsters on behalf of the Teamsters General Fund (the "Proponent"), by letter dated December 18, 2013, a shareholder proposal (the "Proposal") for inclusion in Delta's proxy statement for its 2014 annual meeting of stockholders (the "Proxy Materials"). Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Delta submits this letter to give notice of its intention to omit the Proposal from the Proxy Materials. Delta requests confirmation from the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action if Delta omits the Proposal from the Proxy Materials.

Delta currently intends to file its definitive Proxy Materials for its 2014 annual meeting of stockholders with the Commission on or about April 30, 2014. This letter, including all attachments, is being submitted by electronic mail to the Staff at shareholderproposals@sec.gov. A copy of this letter and its attachments are also being sent to the Proponent simultaneously as notice of Delta's intention to omit the Proposal from the Proxy Materials.

The Proposal

The Proposal includes the following resolution:

> Shareholders of Delta Air Lines, Inc. (the "Company"), urge the Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until reaching normal retirement age or terminating employment with the Company. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the Committee adopt a share retention percentage requirement of at least 75 percent of net after-tax shares.

> The policy should prohibit hedging transactions for shares subject to this policy, which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

The full text of the Proposal and the Proponent's supporting statement is included as Exhibit A to this letter.

Basis for Exclusion of the Proposal and Analysis

Delta believes that that the Proposal may properly be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(10). Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. *Release No. 34-20091* (Aug. 16, 1983). The Commission has stated that the purpose of the rule is to "avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." *Release No. 34-12598* (Jul. 7, 1976) (addressing Rule 14a-8(c)(10) the predecessor rule to Rule 14a-8(i)(10)). Applying the "substantially implemented" standard, the Commission stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Bank of America Corp.* (Mar. 14, 2013); *ExxonMobil Corp.* (Mar. 21, 2012); *Starbucks Corp.* (Dec.1, 2011); *Exelon Corp.* (Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (Jan. 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); and *Masco Corp.* (Mar. 29, 1999).

Differences between a company's actions and a shareholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. *See, e.g., FedEx Corp.* (June 15, 2011) (proposal that required a succession plan was substantially implemented since the proposal's goals were embedded within the company's existing procedures and policies); *Hewlett-Packard Co.* (Dec. 11, 2007) (proposal requesting that the board permit shareholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit shareholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting); *Johnson & Johnson* (Feb. 17, 2006) (proposal that requested the company to confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce). Further, when a company can demonstrate that it has already taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented." See, e.g., *Bank of America Corp.* (Mar. 14, 2013); *Vector Group Ltd.* (Feb. 26, 2013); and *ExxonMobil Corp.* (Mar. 21, 2012); and *AT&T Inc.* (Jan. 10, 2012).

The primary components of the Proposal are: (1) the Personnel & Compensation Committee of the Board of Directors (the "Committee") adopt a policy; (2) that the policy require senior executives to retain a significant percentage of shares acquired through equity compensation programs; (3) that the policy require executive officers to retain these shares until reaching normal retirement age or terminating employment with the company; and (4) that the policy should prohibit hedging transactions. The proposal recommends that the Committee consider 75% to be a signicant percentage for purposes of the policy. The essential objective of the Proposal is to align the interests of executives with the interests of shareholders and the Company by requiring senior executives to hold a significant percentage of shares obtained through equity plans until they reach retirement age or are no longer employed with the Company. As described in more detail below, Delta's policies, practices and procedures compare very favorably with the proposal.

Delta Has Addressed the Underlying Concerns of the Proposal and Each Element of the Proposal

As discussed above, Rule 14a-8(i)(10) does not require that the company implement a policy identical to the Proposal but rather requires that the company substantially implement the shareholder proposal. Delta's compensation philosophy and the Stock Ownership Guidelines described below result in senior executives' holding a significant percentage of stock while they are employed as executive officers of Delta, the underlying concern of the Policy. Through its policies, Delta has also addressed each of the specific components of the Proposal.

Delta Has Adopted a Policy

In July 2013, Delta's Board adopted a policy in the form of updated Stock Ownership Guidelines for executive officers (the "Guidelines"), a copy of which are attached to this letter as Exhibit B. The adoption of the Guidelines and the content of the Guidelines was discussed in Delta's Form 10-Q for the quarterly period ended June 30, 2013 as filed with the SEC on August 1, 2013. The Guidelines are also available in the Investor Relations section of Delta's website.

The Guidelines Require Holding a Significant Percentage of Shares Received Through Compensaton Programs

The Guidelines were updated to significantly increase the number of shares that each executive officer is required to hold at all times and added a requirement that each person must hold at least fifty percent of all "net shares" received through restricted stock vesting or realized through stock option exercises until he or she achieves the applicable guidelines. Under the updated Guidelines, the Chief Executive Officer, [1] President, Executive Vice Presidents and Senior Vice Presidents named as reporting officers under Section 16 of the Securities Exchange Act are required to beneficially own a number of shares of Delta common stock equal to or greater than the amounts specified below:

---

[1] The Proponent inaccurately describes Delta's stock ownership guidelines with respect to Delta's Chief Executive Officer in its Supporting Statement, referencing the ownership requirements under the Stock Ownership Guidelines in effect prior to July 2013.

Level	Shares equal to Multiple of Base Salary	Or	Shares
CEO	8 times		400,000
President	6 times		200,000
Executive Vice Presidents	4 times		150,000
Section 16 SVPs	4 times		75,000

The ownership levels must be achieved within five years after a person's initial appointment as an executive officer.

The primary means by which Delta's executive officers acquire shares of Delta common stock are through Delta's equity compensation programs. In the view of Delta's Board and its Personnel & Compensation Committee, the levels of stock required to be held represent "a significant percentage of shares acquired through equity compensation programs" even though the levels are not described in terms of percentage once those levels are met.

The Proposal does not require the retention of a specific percentage, just the retention of a "significant percentage of shares." The Proponent recommends retention of 75%. In *ExxonMobil Corp.* (Mar. 21, 2012), the Staff concurred with the exclusion under Rule 14a-8(i)(10) of a similar proposal requesting that executive officers retain a "significant percentage" of stock and "recommending" a 25% retention figure. The Staff concurred that despite lacking an exact retention percentage, ExxonMobil's policy requiring retention of a "significant percentage" of stock sufficiently addressed the proposal's essential objectives. Delta's Guidelines in fact compare favorably to the ExxonMobil policy in this respect in that Delta's Guidelines do require retention of a specific number of shares, whereas ExxonMobil's policy did not. Consequently, Delta submits that its Guidelines address the Proposal's essential objectives more closely than was the case in *ExxonMobil.*

In Delta's case, the Guidelines require retention of a specific percentage of shares acquired through equity compensation programs that is significant not just in terms of the number of shares executives acquire through such programs, but also in relation to the executives' total compensation. This is due to the fact that a substantial portion of the compensation of Delta's executive officers is in the form of stock based compensation. The total compensation of Delta's Chief Executive Officer is weighted approximately 81% towards equity-based pay components, the majority of which are earned contingent upon Delta meeting pre-established performance criteria. The compensation of other named executive officers is also heavily weighted towards stock-based compensation at approximately 67% of their total compensation. Therefore, the ownership levels established in the Guidelines represent a percentage of shares acquired through equity compensation programs that is significant not only in terms of absolute share amounts, but also because of the role these programs play in the overall compensation of Delta's executives.

The Guidelines Have the Practical Effect of Requiring Executive Officers to Hold Shares Until Termination of Employment

While the Guidelines do not explicitly state that an executive officer must hold the required amount of shares "until normal retirement age or terminating employment with the company," the structure and operation of the Guidelines have that effect by requiring ongoing compliance with the ownership levels as long as the individual is an executive officer. As a practical matter, an executive officer would very likely terminate employment with the company or retire if he or she is no longer an executive officer. In the unlikely event that termination of employment or retirement did not occur, and the person retained a non-executive officer position, he or she would no longer be in a policy making role and therefore the purpose behind the retention requirement would cease to be applicable to that individual.

Delta's Guidelines are more restrictive than the Proposal. Tthe retention requirement under the Proposal would cease to apply to an executive officer once that individual reaches "normal retirement age" even if still employed; the Guidelines, however, require an executive officer to satisfy the ownership requirement at all times the individual is an executive officer. In fact, two of Delta's current executive officers have reached normal retirement age, and each remains subject to the Guidelines. In sum, the Guidelines already achieve this aspect of the Proposal, which is to require retention or ownership of Delta stock until the individual is no longer employed with the company.

Hedging Restrictions in Delta's Insider Trading Policy Already Apply to Executive Officers

Delta has also adopted a broad prohibition against hedging transactions. The proponent suggests that Delta does not have this type of policy or suggests that Delta should redundantly include a hedging prohibition in the Guidelines. In fact, Delta's insider trading policy has long prohibited executive officers from engaging in exchange-traded put and call transactions and short sales involving Delta stock. The policy was revised in July 2012 to prohibit all employees from engaging in hedging transactions involving Delta securities and pledging Delta common stock. A copy of Delta's insider trading policy is available on its website and is attached to this letter as Exhibit C. Therefore, the aspect of the Proposal requiring the inclusion of restrictions on hedging has been addressed, as have the other aspects of the Proposal.

Delta Has Addressed the Essential Objective of the Proposal

As noted above, the essential objective of the Proposal is to align the interests of executives with the interests of shareholders and the Company. Delta has accomplished this objective through its compensation program, the stock ownership guidelines that were updated in July 2013 and the hedging restrictions that are a part of Delta's insider trading policy.

Also as noted above, Delta's executive compensation program is designed so that the majority of executive officer's compensation consists of long-term incentive awards paid in the form of stock. The structure of Delta's executive compensation program therefore aligns with the goal of creating long-term value for the company's stockholders. This structure ties the ultimate value of long-term awards to the achievement of key measures of the success of the business, value of long-term awards to the achievement of key measures of the success of the business, including return on invested capital, operating margin relative to airline peers and customer service performance, as well as stock price performance and continued employment with Delta. This structure incentivizes Delta's executive officers to create long-term value for Delta's stockholders.

Delta's executive compensation philosophy combines with the Guidelines and the hedging prohibitions contained in the insider trading policy to accomplish the essential objective of the Proposal.

Conclusion

Delta has adopted Guidelines that satisfy the Proposal's requests. Because the Guidelines compare favorably to the basic components of the Proposal and address the underlying concerns and objectives of the Proposal, the Proposal has been substantially implemented by the Company. On this basis, Delta respectfully requests the concurrence of the Staff that the Proposal may be excluded from the Proxy Materials. We would be happy to provide any additional information and answer any questions that the Staff may have regarding this submission.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, the Proponent is respectfully requested to copy the undersigned on any response that the Proponent may choose to make to the staff.

If we can be of any further assistance in this matter, please do not hesitate to contact me at (404) 715-4704 or via email at alan.t.rosselot@delta.com.

Sincerely,

Al T Rosselot

Alan T. Rosselot

cc: Ken Hall (via overnight delivery)
Louis Malizia (via email and overnight delivery)

EXHIBIT A

PROPOSAL

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

KEN HALL
General Secretary-Treasurer

202.624.6800
www.teamster.org

December 18, 2013

BY FACSIMILE: 404-715-5042
BY UPS GROUND

Richard B. Hirst, Esq.
Senior Vice President & General Counsel
Legal Department
Delta Air Lines, Inc.
Dept. No. 981
1030 Delta Boulevard
Atlanta, GA 30354

Dear Mr. Hirst:

I hereby submit the enclosed resolution on behalf of the Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2014 Annual Meeting.

The General Fund has owned 425 shares of Delta Air Lines, Inc., continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

Any written communication should be sent to the above address via U.S. Postal Service, UPS, or DHL, as the Teamsters have a policy of accepting only union delivery. If you have any questions about this proposal, please direct them to Louis Malizia of the Capital Strategies Department at (202) 624-6930.

Sincerely,

Ken Hall

Ken Hall
General Secretary-Treasurer

KH/lm
Enclosures

RESOLVED: Shareholders of Delta Air Lines, Inc. (the "Company"), urge the Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until reaching normal retirement age or terminating employment with the Company. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the Committee adopt a share retention percentage requirement of at least 75 percent of net after-tax shares. The policy should prohibit hedging transactions for shares subject to this policy, which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

Supporting Statement: Equity-based compensation is an important component of senior executive compensation at our Company. While we encourage the use of equity-based compensation for senior executives, we are concerned that our Company's senior executives are generally free to sell shares received from our Company's equity compensation plans. In our opinion, the Company's current share ownership guidelines for its senior executives do not go far enough to ensure that the Company's equity compensation plans continue to build stock ownership by senior executives over the long-term.

For example, our Company's share ownership guidelines require the Chief Executive Officer (the "CEO") to hold 200,000 shares. In comparison, the 2013 proxy statement shows the CEO owns 3,706,238 shares. In 2012, the Company granted the CEO 315,320 restricted shares and 318,480 performance stock options. In other words, the equivalent of one year's equity awards far exceeds the Company's share ownership guidelines for the CEO.

We believe that requiring senior executives to only hold shares equal to a set target loses effectiveness over time. After satisfying these target holding requirements, senior executives are free to sell all the additional shares they receive in equity compensation.

Our proposal seeks to better link executive compensation with long-term performance by requiring a meaningful share retention ratio for shares received by senior executives from the Company's equity compensation plans. Requiring senior executives to hold a significant percentage of shares obtained through equity compensation plans until they reach retirement age will better align the interests of executives with the interests of shareholders and the Company. A 2009 report by the Conference Board Task Force on Executive Compensation observed that such hold-through-retirement requirements give executives "an ever growing incentive to focus on long-term stock price performance as the equity subject to the policy increases" *(available at* http://www.conference-board.org/pdf_free/Exec Compensation2009.pdf).

We urge shareholders to vote FOR this proposal.

AMALGAMATED BANK.

December 18, 2013

Legal Department
Attn: Assistant Corporate Secretary
Delta Air Lines, Inc.
Dept. No. 981
P.O. Box 20574
Atlanta, Georgia 30320

RE: Delta Air Lines, Inc. - Cusip # 247361702

To Whom it May Concern:

Amalgamated Bank is the record owner of 425 shares of common stock (the "Shares") of Delta Air Lines, Inc, beneficially owned by the International Brotherhood of Teamsters General Fund. The shares are held by Amalgamated Bank at the Depository Trust Company in our participar*** FISMA & OMB Memorandum M-07-16 ***national Brotherhood of Teamsters General Fund has held the Shares continuously since 9/04/2009 and intends to hold the shares through the shareholders meeting.

If you have any questions or need anything further, please do not hesitate to call me at (212)-895-4973.

Very truly yours,

Jerry Marchese
Vice President

CC: Louis Maliza

EXHIBIT B

STOCK OWNERSHIP GUIDELINES

Delta Air Lines, Inc.
Stock Ownership Guidelines for Executive Officers
As Amended July 26, 2013

The Board of Directors of Delta Air Lines, Inc. ("Delta") believes that Delta's executive officers should own and hold Delta common stock to further align their interests with the interests of Delta's stockholders. Therefore, the Board has adopted these Stock Ownership Guidelines for Executive Officers (the "Executive Officer Guidelines").

Participation

The Executive Officer Guidelines apply to the following executive officers:

- Chief Executive Officer
- President
- Executive Vice Presidents
- Senior Vice Presidents, if any, who are designated as "officers" of Delta within the meaning of Rule 16a-1(f) of the Securities Exchange Act of 1934 (the "Section 16 SVPs")

Ownership Guidelines

Executive Officer Guidelines

The Executive Officer Guidelines require the following executive officers to beneficially own a number of shares of Delta common stock equal to or greater than the amounts specified below:

	Shares Equal to Multiple of Base Salary[1]	**OR**	Shares
CEO	8x		400,000
President	6x		200,000
Executive Vice Presidents	4x		150,000
Section 16 SVPs	4x		75,000

Individuals who are not currently subject to the Executive Officer Guidelines but who later become subject to the Executive Officer Guidelines are required to achieve the applicable ownership level within five years of the date they become subject to the Executive Officer Guidelines. If an individual becomes subject to a greater ownership amount for any reason (e.g., due to promotion or increase in base salary), the individual is expected to meet the higher ownership amount within the later of the original period of becoming subject to the Executive Officer Guidelines or five years from the effective date of the increased requirement.

[1]The individual must beneficially own the number of shares that, when multiplied by the average stock price determined according to the following sentence, produces an amount of dollars that equals or exceeds the applicable multiple of the individual's then current base salary. The value of stock held will be measured at December 31 (the measurement date) of each year using the average stock price during the three months ending on that date.

Retention Requirement

In addition, each executive officer identified above must hold at least fifty percent (50%) of all "net shares" received through restricted stock vesting or realized through stock option exercises until the Executive Officer Guidelines applicable to the executive officer are achieved (the "Retention Requirement"). For this purpose, "net shares" means all shares retained after applicable withholding of any shares for tax purposes.

The Retention Requirement is applicable effective immediately for individuals, if any, who do not currently meet the Executive Officer Guidelines.

Qualifying Shares

Shares that count toward satisfaction of the Executive Officer Guidelines include:

- Shares owned directly or by a spouse or dependent children of the executive
- Shares owned in trust by or for the executive officer, the executive officer's spouse or immediate family members residing in the same household
- Shares owned by an entity wholly-owned by the executive officer and/or immediate family members residing in the same household
- Restricted stock

Shares of stock that an executive officer has the right to acquire through the exercise of stock options (whether or not vested) and awards of performance shares not yet paid are not included for the purpose of determining satisfaction of the Executive Officer Guidelines.

EXHIBIT C

INSIDER TRADING POLICY

DELTA AIR LINES, INC.

Insider Trading Policy

January 1, 2014

This memorandum outlines Delta's policy and procedures to prevent potential insider trading. Trading in securities based on material nonpublic information, or providing material nonpublic information to others who trade in securities, is a serious violation of U.S. securities law. Insider trading can result in substantial damages, fines and imprisonment.

In addition, as a public company, Delta has the responsibility to deter insiders from misuse of its inside information. Therefore, Delta has adopted the following policy and procedures. An employee who violates the Insider Trading Policy could be subject to disciplinary action, which may include termination of employment.

You should carefully read this memorandum. Any questions should be directed to Jan Davidson (404-715-2676) or Alan Rosselot (404-715-4704).

1. <u>Trading on Inside Information is Prohibited</u>. If you are an employee or other person associated with Delta or any of its subsidiaries, you may **<u>not</u>** legally trade in Delta securities if you possess "material" information about Delta that has not been disclosed to the public. This prohibition applies to members of Delta's Board of Directors, officers, director-level employees, all other employees of Delta and its subsidiaries and consultants.

What actions are prohibited? While you possess material information concerning Delta that has not been disclosed to the public ("inside information"), you cannot legally:

- buy or sell Delta securities, or any derivatives of Delta's securities (such as exchange traded options on Delta common stock);
- exercise employee stock options if the exercise involves a market transaction (such as selling a portion of the shares to pay the exercise price or associated taxes);[1] or
- communicate the inside information to others ("tipping").

If you trade on inside information or tip others, you – and anyone you tipped who trades on the inside information, including family members or others living in your household – may be charged with a crime and sued in a civil lawsuit.

What is material inside information? The courts have said that "material" inside information includes any information that has not been disclosed to the public and that would

[1] The exercise of a stock option for cash is generally exempt from the trading restrictions under this policy. The trading restrictions apply, however, to any sale of the underlying stock or to a cashless exercise of the option through a broker, as this entails selling a portion of the underlying stock to cover the costs of the exercise.

influence a reasonable investor's decision to buy, hold or sell Delta's securities. Some examples of material information include:

- historical or projected financial results, including material increases and decreases in quarterly revenues, earnings or key metrics such as RASM, PRASM or CASM;
- significant merger, divestiture or acquisition plans or important strategic transactions;
- entry into or termination of significant contracts;
- anticipated equity or debt offerings; or
- significant litigation or regulatory exposure.

The basic rules to follow: Employees and other insiders should treat all Delta corporate information with discretion, and discuss confidential data only with those employees and other insiders who have a right and a need to know. Do not discuss confidential information with friends or relatives. If you have material inside information concerning Delta, you cannot trade in Delta securities (or derivative securities) until you know that the information has been made public. Material information is generally not considered to have been "made public" until 24 hours after Delta releases it to major U.S. news services or files the information with the Securities and Exchange Commission.

In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with the individual, and any action on the part of Delta, members of Delta's Law Department or any other employee pursuant to this policy does not in any way constitute legal advice or insulate an individual from liability under securities laws.

Information about other companies. In addition, no director, officer or other employee of Delta (or any other person who is designated as subject to this policy) who, in the course of working for Delta, learns of material nonpublic information about a publicly traded company with which Delta does business, including as a customer or supplier of Delta, may trade in that company's securities until the information becomes public or is no longer material.

2. Window Period. In order to minimize the possibility of insider trading, members of Delta's Board of Directors, officers, managing director and director-level employees and others who are covered by Appendix A may trade in Delta securities only during certain specified quarterly periods, which are generally known as window periods. This restriction also applies to family members and others who live in the households of those persons.

If you are not included in the group described in the previous paragraph, you are not subject to the window period restriction. That means you may trade at any time as long as you do not possess inside information regarding Delta at the time of your trade. ***However, you may not trade with a party other than Delta even during a window period if you possess material inside information affecting Delta.***

Each quarter the window period will begin 24 hours after Delta publicly releases its quarterly or annual earnings, and continue through the close of business of the last day of the second month of each quarter (i.e., February, May, August, November).

Standing Orders. Standing orders placed with a broker to buy or sell Delta stock at a specified price should be used only for a brief period of time. A standing order executed by the broker when you are aware of material nonpublic information may result in unlawful insider trading. In addition to cancelling orders when you become aware of material nonpublic information, all open standing orders (other than those pursuant to an approved 10b5-1 Trading Plan as described below) should be cancelled upon the closing of the window period.

Employee Stock Purchase Plan. The trading prohibitions (including the window period requirement) will not apply to purchases on behalf of participating employees of Delta's common stock pursuant to the Delta Air Lines, Inc. Employee Stock Purchase Plan.

Individual payroll deduction elections, including changes to such elections, under the plan are subject to the trading prohibitions in this policy (i.e., such elections should not be made when in possession of inside information or outside of the window period for individuals covered by Appendix A). The trading prohibitions apply to all sales of Delta's common stock, including shares of common stock that were purchased pursuant to the plan.

10b5-1 Trading Plans. The trading prohibitions (including the window period requirement) will not apply to transactions in Delta's securities under a plan to trade securities under Rule 10b5-1 of the Securities Exchange Act of 1934. Such plans are referred to as 10b5-1 Trading Plans and must satisfy the requirements summarized below:

- the plan is on a form provided by Fidelity, which has been reviewed and approved by the Law Department;
- the plan or any amendment is adopted in good faith during a window period and only at a time when the insider does not have material, nonpublic information;
- the plan is adhered to strictly by the insider;
- the plan does not permit the insider to have any subsequent influence over how, when or whether to effect transactions under the plan;
- hedging transactions involving the shares subject to a plan cannot be permitted;
- trades under the plan cannot occur until 30 days after the plan agreement is approved by the Law Department and accepted by Fidelity; the 30-day waiting period will also apply to any trades after amendment to a plan; and
- an insider may only have one plan in place at a time.

3. Special and Prohibited Transactions. Certain short-term and/or highly leveraged transactions may create the appearance of unlawful insider trading and, in certain circumstances, present a conflict of interest. As a result, employees of Delta and its subsidiaries and members of Delta's Board of Directors may not engage in the following transactions:

Publicly Traded Options. Given the relatively short term of publicly-traded options, transactions in options related to Delta's securities may create the appearance that the trade is based on material nonpublic information and focus an individual's attention on short-term performance at the expense of Delta's long-term objectives. Accordingly, option transactions related to Delta's securities by employees of Delta and its subsidiaries and members of Delta's Board of Directors are prohibited by this policy.

Short Sales. Short sales of Delta securities (i.e., the sale of a security that the seller does not own) may evidence an expectation on the part of the seller that the securities will decline in value, and therefore have the potential to signal to the market that the seller lacks confidence in Delta's prospects. In addition, short sales may reduce a seller's incentive to seek to improve Delta's performance. For these reasons, short sales of Delta securities by employees of Delta and its subsidiaries and members of Delta's Board of Directors are prohibited. (Short sales arising from certain types of hedging transactions are discussed in the following paragraph.)

Hedging Transactions. Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. Such hedging transactions with respect to Delta securities would permit an insider to continue to own Delta securities obtained through employee benefit plans or otherwise, without the full risk and reward of ownership. When that occurs, the insider would no longer have the same objectives as Delta's stockholders. Therefore, employees of Delta and its subsidiaries and members of Delta's Board of Directors are prohibited from purchasing financial instruments designed to hedge or offset decreases in the value of Delta securities held by the employee or director.

Margin Accounts and Pledged Securities. Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer's consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Delta securities, employees of Delta and its subsidiaries and members of Delta's Board of Directors are prohibited from holding Delta securities in a margin account or otherwise pledging Delta securities as collateral for a loan.

4. Preclearance. If you are a member of the Board of Directors or an officer of Delta, you are required to preclear proposed transactions in Delta securities by you or any person whose transactions might be attributable to you (e.g., family members who live with you) that are not made under a 10b5-1 Trading Plan. Please call Jan Davidson or Alan Rosselot at the phone numbers listed above or email them in order to preclear a transaction. We will discuss with you Delta's securities trading policies as well as the federal securities law requirements applicable to the planned transaction.

APPENDIX A
(Updated January 1, 2014)

The following persons are covered by the window period and other prohibitions described in Delta's Insider Trading Policy:

Board of Directors and Management

- Board of Directors of Delta
- All officers of Delta
- All managing director and director-level employees

Finance*

- Direct reports to the Chief Financial Officer of Delta
- Division Controllers
- Corporate Audit (all employees)
- Corporate Tax (managers and above)
- Financial Analysis (all employees)
- Financial Planning (all employees)
- Financial Reporting (all employees)
- Flight Profitability (all employees)
- Investor Relations (all employees)
- Treasury (managers and above)

** For groups within the Finance Department that are not specifically identified above, only director-level employees and above are subject to the window period.*

Network and Revenue Management

- Network Planning (managers and above)
- Revenue Management (managers and above)

Other

- ALPA MEC Members
- Corporate Communications (managers and above)
- Delta Board Council members
- Direct reports (including Executive Assistants) to officers of Delta at or above the Executive Vice President level
- Law Department (all employees)
- Officers of all subsidiaries of Delta reporting to officers of Delta at or above the Senior Vice President level
- Chief Financial Officers, Controllers and Vice Presidents of Finance (or positions of similar responsibility) of DAL Global Services, MIPC, Monroe Energy and MLT
- All officers of Endeavor Air at or above the Senior Vice President level